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                             December 27, 2022

       Brian Cree
       President and Chief Operating Officer
       Vitesse Energy, Inc.
       9200 E. Mineral Avenue, Suite 200
       Centennial, Colorado 80112

                                                        Re: Vitesse Energy,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12B
                                                            Filed December 19,
2022
                                                            File No. 001-41546

       Dear Brian Cree:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12B

       Unaudited Pro Forma Condensed Combined Statement of Operations, page 73

   1. We are unable to recalculate the basic and diluted earnings per common unit/share in your pro forma statements of
operation on pages 73 and 75. Please revise the amounts or
                                                        provide the basis for
each calculation.
       Balance Sheet as of August 5, 2022, page F-3

   2. Please update the balance sheet of Vitesse Energy, Inc. as of a more recent date. Refer to
                                                        Rule 3-01(a) of
Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Cree
Vitesse Energy, Inc.
December 27, 2022
Page 2

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at
202-551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 if you have questions regarding the engineering comments. Please contact Timothy S. Levenberg, Special Counsel, at
202-551-3707 or Loan Lauren Nguyen, at 202-551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameBrian Cree
                                                         Division of
Corporation Finance
Comapany NameVitesse Energy, Inc.
                                                         Office of Energy &
Transportation
December 27, 2022 Page 2
cc:       Michael Swidler, Esq. of Baker Botts LLP
FirstName LastName